Exhibit 13.3

Management’s Discussion & Analysis

Financial Overview—2008

Over several quarters and particularly during the first half of the year 2008, the Company has had to manage through challenging business conditions as its operating costs, such as those for recycled fiber and energy, increased to near-record highs in a very short period of time. Freight and chemical product costs have also increased significantly. These rapid changes put pressure on our operating results, as it was difficult to adjust our selling prices at the same pace; in addition, the Canadian dollar appreciated quickly and remained around parity with the U.S. dollar until the beginning of the third quarter.

The challenging business conditions have also had a direct impact on order volumes in certain sectors. The Company proactively reacted to this by taking market-related downtime to balance its inventory against demand and/or by restructuring some of its operating units and implementing significant cost reduction measures.

In Europe, the Company concluded the transaction with Reno De Medici on March 1, 2008. Our share of their consolidated results is proportionally consolidated since that date.

In the second half of 2008, the Company was able to increase its average selling prices in Canadian dollars in all of its business groups while benefiting from improved seasonal demand. Energy costs declined more than 32% in the fourth quarter of 2008, compared to the second and the third quarter. During the last quarter of 2008, recycled fiber declined to price levels seen in 2001 and the Canadian dollar depreciated to its 2005 value. These factors led to better results, compared to the first two quarters of 2008. However, December was affected by lower seasonal demand and also extensive downtime in the Containerboard and Boxboard sectors.

In 2008, the Company posted a net loss, including specific items, of $55 million or $0.56 per share, compared with net earnings of $95 million or $0.95 per share in 2007. Sales in 2008 increased by $88 million or 2%, and reached the $4-billion level for the first time, compared to $3.9 billion in 2007. Operating income decreased by $129 million, including specific items that substantially affected results in 2008 and 2007. Excluding these specific items, which will be discussed in detail in each segment, operating income was down $50 million, or 35%, to $92 million, compared to $142 million in 2007.

Key performance indicators

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2006					2007					2008
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
OPERATIONAL
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard(1)	1,204	301	313	296	292	1,202	292	277	278	246	1,093
Containerboard(2)	742	351	366	357	338	1,412	348	342	363	336	1,389
Specialty products(3)	457	115	114	111	110	450	116	115	118	109	458
	2,403	767	793	764	740	3,064	756	734	759	691	2,940
Tissue Papers	443	109	112	115	115	451	112	116	124	119	471
Total	2,846	876	905	879	855	3,515	868	850	883	810	3,411
Integration rate—%
Packaging
Boxboard (North America)	32%	27%	29%	31%	26%	29%	30%	32%	34%	27%	31%
Containerboard (North America)	61%	58%	59%	63%	64%	61%	58%	62%	61%	59%	60%
Specialty products (paper only)	10%	8%	7%	8%	8%	8%	9%	9%	9%	7%	9%
Tissue Papers	59%	60%	59%	53%	52%	56%	55%	55%	52%	55%	54%
	44%	45%	45%	47%	46%	45%	45%	47%	46%	45%	46%
Capacity utilization rate(4)—%
Packaging
Boxboard (5)	95%	89%	94%	89%	85%	89%	87%	82%	82%	68%	80%
Containerboard	99%	100%	102%	104%	99%	101%	97%	94%	94%	82%	92%
Specialty products (paper only)	88%	89%	88%	85%	84%	86%	84%	83%	85%	78%	83%
Tissue Papers (6)	101%	99%	100%	99%	99%	99%	102%	99%	104%	102%	102%
Total	96%	95%	97%	95%	92%	95%	93%	89%	90%	79%	88%
Energy cons.(7)—GJ/ton	10.33	10.94	9.46	9.55	10.29	10.05	10.39	9.54	9.25	11.06	10.09
Work accidents—OSHA frequency rate	8.00	7.00	8.60	8.80	7.55	7.97	7.11	6.52	7.77	4.52	6.48
FINANCIAL
Return on assets (%)(8)
Packaging
Boxboard	5%	4%	4%	4%	4%	4%	4%	3%	3%	3%	3%
Containerboard	15%	15%	14%	13%	12%	12%	12%	11%	10%	9%	9%
Specialty products	11%	12%	11%	10%	10%	10%	8%	9%	10%	11%	11%
Tissue Papers	22%	20%	17%	14%	12%	12%	11%	12%	13%	18%	18%
Consolidated return on assets (%)	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%	7.7%	7.6%	8.0%	8.0%
Working capital(9)
in millions of $, at end of period	598	659	685	701	616	616	682	652	675	694	694
% of sales(10)	16.3%	16.0%	15.8%	16.0%	16.5%	16.5%	16.7%	16.6%	16.3%	16.6%	16.6%

(1)          Starting in Q1 2008, numbers take into account the merger of our European recycled boxboard assets with Reno De Medici.

(2)          The 2006 numbers include 50% of Norampac, while 2007 and 2008 numbers include 100% of Norampac.

(3)          Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.

(4)          Defined as: Shipments/Practical capacity. Paper manufacturing only.

(5)          Starting in Q1 2008, capacity numbers were adjusted to take into account the merger of our European recycled boxboard assets with Reno De Medici.

(6)          Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity, which was disclosed in the Annual Information form.

(7)          Average energy consumption for manufacturing mills only.

(8)          Return on assets is a non-GAAP measure and is, defined as LTM OIBD excluding specific items/LTM Average of total quarterly assets.

(9)          Working capital includes accounts receivable plus inventories less accounts payable. Starting in 2006, this number excludes an unpaid provision for closure and restructuring costs in the amount of $19 million as at December 31, 2007 and $22 million as at December 31, 2008. It also excludes the current portion of derivatives financial instruments liabilities in the amount of $31 million (assets—$11 million—2007) and the current portion of future tax assets in the amount of $10 million (liabilities—$1 million—2007).

(10)    % of sales = LTM working capital/LTM sales.

Historical financial information

(in millions of Canadian dollars, unless	2006					2007					2008
otherwise noted)	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Sales
Packaging
Boxboard(1)	1,359	344	352	332	315	1,343	329	331	332	331	1,323
Containerboard	600	294	307	310	282	1,193	291	301	318	293	1,203
Specialty products	691	215	211	206	202	834	209	218	224	209	860
Inter-segment sales	(68)	(27)	(29)	(26)	(26)	(108)	(28)	(25)	(28)	(19)	(100)
	2,582	826	841	822	773	3,262	801	825	846	814	3,286
Tissue Papers	727	186	180	176	171	713	170	184	205	228	787
Inter-segment sales and Corporate activities	(31)	(12)	(13)	(14)	(7)	(46)	(12)	(10)	(12)	(22)	(56)
	3,278	1,000	1,008	984	937	3,929	959	999	1,039	1,020	4,017
Operating income (loss) before depreciation and amortization (“OIBD”)(2)
Packaging
Boxboard(1)	57	33	12	15	9	69	(1)	(1)	6	(7)	(3)
Containerboard	44	39	37	46	30	152	34	27	23	19	103
Specialty products	45	18	11	15	15	59	9	14	21	20	64
	146	90	60	76	54	280	42	40	50	32	164
Tissue Papers	116	19	16	16	15	66	12	14	22	41	89
Corporate activities	(5)	1	5	1	(1)	6	(9)	7	(1)	(21)	(24)
	257	110	81	93	68	352	45	61	71	52	229
OIBD excluding specific items(2)
Packaging
Boxboard(1)	55	8	12	15	9	44	9	3	10	11	33
Containerboard	91	40	44	48	44	176	37	30	32	31	130
Specialty products	58	18	11	15	16	60	9	15	21	22	67
	204	66	67	78	69	280	55	48	63	64	230
Tissue Papers	116	19	15	16	15	65	12	15	22	41	90
Corporate activities	(5)	1	5	1	(2)	5	(8)	—	3	(9)	(14)
	315	86	87	95	82	350	59	63	88	96	306
Operating income (loss) from continuing operations	96	57	30	38	19	144	(6)	8	17	(4)	15
Excluding specific items(2)	154	33	36	40	33	142	8	10	34	40	92
Net earnings (loss)	3	22	45	16	12	95	(4)	(25)	(7)	(19)	(55)
Excluding specific items(2)	52	5	7	9	1	22	(9)	(11)	6	17	3
Net earnings (loss) per share (in dollars)
Basic	$0.04	$0.22	$0.45	$0.16	$0.12	$0.95	$(0.04)	$(0.25)	$(0.07)	$(0.20)	$(0.56)
Basic, excluding specific items(2)	$0.64	$0.05	$0.07	$0.09	$0.01	$0.22	$(0.09)	$(0.11)	$0.06	$0.17	$0.03
Cash flow from operations (adjusted)(2)	183	41	46	55	36	178	17	36	43	59	155
Excluding specific items	196	49	48	56	49	202	26	42	47	68	183
Cash flow from operations (adjusted) per share (in dollars)(2)
Basic	$2.26	$0.41	$0.46	$0.56	$0.36	$1.79	$0.17	$0.37	$0.43	$0.60	$1.57
Basic, excluding specific items	$2.42	$0.49	$0.48	$0.57	$0.49	$2.03	$0.26	$0.43	$0.47	$0.69	$1.85
Cascades North American US$selling price index (2002 index = 1,000)(3)	1,271	1,314	1,341	1,382	1,411	1,362	1,412	1,425	1,514	1,510	1,465
Cascades North American US$raw materials index (2002 index = 300)(4)	361	438	465	497	521	480	542	536	524	366	492
US$/CAN$	$0.88	$0.85	$0.91	$0.96	$1.02	$0.93	$1.00	$0.99	$0.96	$0.82	$0.94
Natural Gas Henry Hub — US$/mmBtu	$7.23	$6.77	$7.55	$6.16	$6.97	$6.86	$8.03	$10.92	$10.24	$6.94	$9.03
Return on assets (%)(5)	10.8%	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%	7.7%	7.6%	8.0%	8.0%

Source: Pulp & Paper Week, PPI, EUWID, Random Lengths and Cascades

(1)          The 2008 figures take into account the merger of our European boxboard assets with Reno de Medici.

(2)          See “Supplemental Information on Non-GAAP Measures”.

(3)          The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments, and includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.

(4)          The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator and may differ from actual manufacturing purchasing costs and our purchase mix.

(5)          Return on assets is a non-GAAP measure, defined as LTM OIBD excluding specific items/LTM average of total quarterly assets.

Financial Results for the Year Ended December 31, 2008,
Compared to the Year Ended December 31, 2007

Sales

Sales increased slightly, by $88 million, to $4.017 billion versus $3.929 billion in 2007. Net average selling prices in U.S. dollars rose in all of our main segments. Shipments were 3% lower compared with 2007, partly as a result of market-related downtime in the first half of the year in the North American Boxboard sector, the closure for an indefinite period of the Toronto recycled boxboard mill in the third quarter of 2008 and market-related downtime in the North American Containerboard and Boxboard sectors in the fourth quarter of 2008. The Tissue Group’s business volume increased by 4.4% over 2007. Sales also include the net impact of the transaction with Reno De Medici, which was concluded on March 1, 2008.

Operating Income Before Depreciation and Amortization (‘‘OIBD’’)

The Company generated $229 million in OIBD in 2008, compared to $352 million in 2007. The OIBD margin decreased for the year, to 5.7%, compared to 8.9% in 2007. Excluding specific items, the OIBD stood at $306 million, compared to $350 million in 2007—a decrease of $44 million or 12.5%, resulting from higher costs for raw materials, energy and freight, and other diverse variable costs. The Company was able to partially compensate for these negative effects through increased selling prices, for an estimated contribution of $110 million. 2008 OIBD includes a $4-million charge, resulting from the collapse of a roof section at the Company’s fine papers converting centre located in Saint-Jérôme, in March 2008.

The main variances in OIBD, excluding specific items, are shown below. Selling price increases were not enough to offset the negative impact of higher raw materials and energy costs, and other production costs:

(1)          The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

(2)          The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position. At the end of 2008, the Company changed its method for estimating the impact of the exchange rate compared to the previous period.

(3)          The impact of these estimated variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)          Includes all other costs such as repair and maintenance, selling and administration, and profit-sharing.

(5)          Includes change in OIBD for operating units that are not in the manufacturing or converting sector.

The operating income before depreciation and amortization variance analysis by segment is shown in each business segment review (refer to pages 34 to 42).

Specific Items Included in Operating Income Before Depreciation and Amortization

The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

For the years ended December 31 (in millions of Canadian dollars)	2008

	Boxboard	Containerboard	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income before depreciation and amortization	(3)	103	64	89	(24)	229
Specific items:
Inventory adjustment resulting from business acquisition	2	—	—	—	—	2
Loss on disposals and others	5	—	—	—	—	5
Impairment loss	9	5	2	—	—	16
Closure and restructuring costs	19	6	1	1	—	27
Unrealized loss on financial instruments	1	16	—	—	10	27
	36	27	3	1	10	77
Operating income before depreciation and amortization—excluding specific items	33	130	67	90	(14)	306

For the years ended December 31 (in millions of Canadian dollars)	2007

	Boxboard	Containerboard	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income before depreciation and amortization	69	152	59	66	6	352
Specific items:
Inventory adjustment resulting from business acquisition	—	6	—	—	—	6
Loss (gain) on disposals and others	(25)	10	—	(1)	(1)	(17)
Impairment loss	—	3	—	—	—	3
Closure and restructuring costs	—	5	1	—	—	6
	(25)	24	1	(1)	(1)	(2)
Operating income before depreciation and amortization— excluding specific items	44	176	60	65	5	350

Gains and Losses on Disposal

In 2008 and 2007, the Company recorded the following gains and losses:

	2008	2007
Loss on contribution to a joint venture	5	—
Loss on disposal of property, plant and equipment	—	6
Legal settlement	—	2
Gain on business disposal	—	(25)
	5	(17)

•                  In the first quarter of 2008, following the transaction with Reno De Medici S.p.A. (“RdM”), the Company recorded a loss of $5 million since the value of the shares received as a consideration was lower than the contributed book value of the assets transferred as at March 1, 2008.

•                  In the first quarter of 2007, the Company disposed of its investment in a joint venture (in the Boxboard segment) for a consideration of $38 million ($US32 million). The Company realized a gain of $25 million, before income taxes of $11 million.

•                  In the second quarter of 2007, the Company sold the building that housed its Toronto (Pickering) tissue converting facility, which had been closed in 2005, for an amount of $7 million. The Company realized a gain of $1 million.

•                  In the second quarter of 2007, the Company recorded a provision of $2 million as a settlement related to the action filed by ServiceCore Inc.

•                  In the fourth quarter of 2007, the Company sold an investment in a privately-held company affiliated to a related director for a cash consideration and a gain of $3 million.

•                  In the fourth quarter of 2007, the Company completed the sale of its Red Rock linerboard mill, located in Ontario, which had been indefinitely shut down. As a result of this agreement, the Company agreed to pay the purchaser $10 million in order to support the facility’s start-up.

Impairment Charges, Closure and Restructuring Costs

The following impairment charges, closure and restructuring costs were recorded in 2008 and 2007:

	2008		2007
	Impairment Charges	Closure and restructuring costs	Impairment Charges	Closure and restructuring costs
Boxboard—Toronto mill	—	6	—	—
Boxboard—Dopaco (Bakersfield)	—	3	—	—
Boxboard—Europe (Larochette)	—	1	—	—
Boxboard—RdM (Blendecques)	1	3	—	—
Boxboard—Manufacturing Goodwill	8	—	—	—
Boxboard—Converting and Corporate	—	6	—	—
Containerboard—Red Rock and others	5	6	3	5
Specialty Products	2	1	—	1
Tissue	—	1	—	—
	16	27	3	6

In 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transfer its production to its Stockton, California plant. The Company recorded a charge of $3 million.

In the first quarter of 2008, the Company announced the reorganization of its North American boxboard operations with its containerboard operations. As a result of this change, the Company recorded a restructuring provision of $6 million. In the third quarter, the Company closed, for an indefinite period, its Toronto recycled boxboard mill and recorded a provision of $6 million.

The Company also incurred restructuring costs in the amount of $3 million after implementing several cost control measures in its Tissue and Specialty Product Groups as well in its LaRochette boxboard mill in France. The Company also recorded an impairment charge of $2 million on the property, plant and equipment of a wastepaper recovery centre that had ceased operations and other assets of its Specialty Products Group.

The Company recorded an additional provision of $5 million, related to the pension plan settlement and other closure costs of its Red Rock containerboard mill, which was closed in 2006, as well as an impairment charge of $4 million on the remaining value of the property, plant and equipment of this mill. Containerboard Group, also recorded an impairment charge of $1 million on equipment from the converting sector and a $1 million restructuring cost in 2008.

In the fourth quarter of 2008, RdM announced the definite closure of one machine at its Blendecques boxboard mill in France. This decision resulted in closure and restructuring charge of $3 million and an impairment charge of $1 million. These amounts represent the Company’s share of RdM’s results.

As a result of the impairment test performed on its goodwill (see Note 3 of the consolidated financial statements), the Company recorded an impairment charge of $8 million related to the goodwill of the Boxboard manufacturing units.

The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at December 31, 2008 should be paid in 2009. It includes the provisions presented in discontinued operations as at December 31, 2008 and 2007.

	2008	2007
Balance—Beginning of year	19	47
Additional provisions
Severance and pension liability	26	7
Writedown of inventories	—	4
Others	1	16
Non-monetary items
Writedown of inventories	—	(4)
Pension liability adjustments and others	—	(7)
Payments	(24)	(44)
Balance—End of year	22	19

Financial Instruments

The Company recorded an unrealized loss of $27 million in 2008, on certain financial instruments that were not designated as hedging instruments. More specifically, the 2008 loss includes a $15 million loss on commodity financial instruments (wastepaper hedging), $10 million on certain foreign exchange option contracts and $2 million on other financial instruments. In 2007, the Company did not record unrealized losses or gains on these financial instruments.

In the second quarter of 2008, the Company terminated, prior to maturity, certain natural gas derivatives contracts for net cash proceeds of $15 million. Since these contracts were designated as cash flow hedges of anticipated natural gas purchases, their fair-value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and is amortized to earnings over the original designated underlying period of natural gas purchases, from July 2008 to October 2011.

In the fourth quarter of 2008, the Company terminated, prior to maturity, almost all of its foreign exchange forward contracts, related to its U.S.-denominated debt, for net cash proceeds of approximately $150 million. As these contracts were designated, since July 1, 2008, as cash flow hedges for the Company’s debt denominated in U.S. dollars, their fair-value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and will be recorded mainly in earnings until 2013.

Inventory Adjustments Resulting from Business Acquisitions

As a consequence of the allocation of the combination value on the RdM transaction, operating results were reduced by $2 million for 2008 since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale. The results of the first quarter of 2007 were reduced by $6 million, for the same reasons, following the acquisition of Norampac at the end of 2006.

Business Highlights

Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base and streamline its cost structure.

The following transactions that occurred in 2007 and 2008 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:

Closure, Restructuring and Disposal

Boxboard Group

1)              In the first quarter of 2007, the Company disposed of an investment in a joint venture pertaining to its converting operations.

2)              In the first quarter of 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transferred production to its Stockton, California plant.

3)              In the first quarter of 2008, the Company announced the reorganization of its North American boxboard operations with its containerboard operations.

4)              In the third quarter of 2008, the Company closed its Toronto, Ontario recycled boxboard mill for an indefinite period of time.

5)              In the third quarter of 2008, the Company sold its Scierie Lemay sawmill, which was closed at the time.

6)              In the fourth quarter of 2008, following restructuring initiatives at RdM (Europe), one paper machine located in Blendecques, France was shut down.

Containerboard Group

7)              On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time. The mill was sold to a third party in December 2007.

8)              In 2008, the Company carried out a general review of its labour cost structure that led to 600 layoffs in its converting facilities in Canada and the United States.

Specialty Products Group

9)              In 2007, the Company decided to dispose of its Greenfield SAS pulp mill, located in France. The transaction was completed on January 7, 2008. This activity is presented as a discontinued operation.

Business Acquisitions

Merger Boxboard Group—Europe

10)        Transaction with Reno De Medici S.p.A.

On June 20, 2007, Reno De Medici S.p.A., a public company based in Milan, Italy, announced, along with the Company, the signing of a Letter of Intent for the negotiation of terms and conditions pertaining to a potential combination of RdM and Cascades S.A.’s European recycled cartonboard businesses. The transaction was declared effective March 1, 2008.

As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., which had a net book value of $92 million (€62 million), in exchange for 115.6 million shares or 30.6% of outstanding shares of RdM, representing a contribution of $81 million (€54 million) and a cash consideration adjustment of $3 million (€2 million). The Company also acquired an additional 2.6% of RdM shares on the open market in 2008. As a result of the shareholders agreement, the Company’s investment in RdM is proportionally consolidated since that date.

Discontinued Operations

In 2007, the Company decided to dispose of its Greenfield SAS pulp mill, located in France, and of its Scierie Lemay sawmill, located in Québec.

Condensed statements of earnings (loss) and cash flows related to these discontinued operations are presented in the table below.

The condensed balance sheet is presented in Note 4 of the consolidated financial statements.

	2008	2007
Condensed Statement of Earnings
Sales	8	104
Depreciation and amortization	—	1
Operating income (loss) (1)	22	(20)
Interest expense	1	4
Provision for (recovery of) income taxes	3	(5)
Net earnings (loss) from discontinued operations	18	(19)
Net earnings (loss) per share from discontinued operations	$0.18	$(0.19)
Condensed Statement of Cash Flows
Operating activities	2	(36)
Investing activities	47	(2)
Financing activities	1	(2)

(1)   Operating loss includes the following items:

	2008	2007
Impairment charges and closure and restructuring costs	(1)	(3)
Legal settlement	—	(1)
Loss on disposal of Thunder Bay assets	—	(5)
Gain on disposal of Greenfield pulp mill	24	—
Total	23	(9)

On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million). This transaction resulted in a gain of $24 million before related income taxes of $4 million.

In September 2008, the Company sold its Scierie Lemay sawmill assets for a cash consideration of $6 million and a contingent consideration of $2 million, which resulted in no gain or loss.

Business Segment Review

Packaging—Boxboard

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments(1) (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars or Euro/unit)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Boxboard
Manufacturing—North America	267	317	(34)	(12)	383	459	705	691	660	643
Manufacturing—Europe(2)	476	463	(6)	9	544	580	877	806	€562	€549
Converting	677	691	50	76	285	295	2,363	2,275	2,217	2,118
Others and eliminations	(97)	(128)	(13)	(4)	(119)	(132)
	1,323	1,343	(3)	69	1,093	1,202
Specific items			36	(25)
Excluding specific items			33	44

(1)          Total shipments do not take into account the elimination of business sector intercompany shipments.

(2)          Include the Company’s share of Reno de Medici, since March 1, 2008.

The main variances in OIBD for the Boxboard Group, excluding specific items, are shown below:

Sales for the Boxboard Group totaled $1.323 billion in 2008, compared to $1.343 billion in 2007. Sales decreased by $20 million, or 1.5%, compared to 2007. Market conditions and the price environment remain challenging for both recycled and virgin mills. In North America, the economic slowdown experienced since the second half of 2007 and the operational difficulties of our manufacturing units led to our decision in 2008 to further restructure this sector. In Europe, the Company completed the merger with Reno De Medici. OIBD, excluding specific items, for this Group decreased by $11 million to $33 million compared to $44 million in 2007, due to higher raw materials and energy costs in both North America and Europe, and the impact of integration of the proportionate results of RdM since March 1. These negative impacts were offset by better selling prices and reduced sales and administration costs driven by the reorganization of Cascades’ boxboard operations with containerboard operations.

Europe

The transaction with RdM became effective March 1, 2008. As a result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., for a consideration of 115.6 million shares representing 30.6% of the outstanding shares in RdM. Cascades’ investment in RdM is proportionally consolidated since that date, as the Company and a group of current shareholders have joint control of RdM. In 2008, the Company purchased an additional 2.6% of RdM shares on the open market.

Including the net impact of the transaction with RdM in Europe, sales increased by $13 million or 2.8% as the average selling price went up by 8.8% compared to last year, but shipments went down by 6%. These improved selling prices in Euros are the results of the mix of recycled and virgin volume versus 2007, following the integration of RdM in 2008 and the more advantageous sales mix at our Larochette virgin mill. Pricing and volume at our Sweden virgin mill were affected in 2008 by lower demand and increased sales to the export market at lower prices. In general, production costs were impacted by the increase in raw materials and energy prices, and necessary market-related downtime. In the fourth quarter of 2008, significant market-related downtime was required at RdM in order to adjust to the decline in customer orders, as they use their inventories in these uncertain times. However, volume orders at the beginning of 2009 were back to their normal levels.

Following the transaction with RdM, the Company recorded a loss of $5 million as the value of the consideration received was lower than the contributed book value of the assets transferred. As a consequence of the allocation of the combination value on the RdM transaction, operating results for 2008 were reduced by $2 million since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale. In addition to the transaction with RdM, the Company recorded a restructuring provision of $3 million, an impairment charge of $1 million following the closure of one paper machine in Blendecques (RdM) and an unrealized loss on derivative financial instruments of $1 million. These amounts represent our share of RdM’s results. The Company also incurred a restructuring provision of $1 million at its Larochette boxboard mill.

North America

Sales decreased by $50 million or 15.8% following difficult market conditions and the impact of the restructuring announced in the first quarter of 2008. Manufacturing shipments decreased by 16.5% in North America, mainly due to lower demand and the temporary closing of the Toronto boxboard mill in the third quarter of 2008 (a decrease of 47,000 tons versus 2007). However, average manufacturing selling prices rose by $US17 per ton compared to 2007. On the converting side, shipments decreased by 3.3% but this was offset by an increase in average selling prices of $US99 per ton.

In 2008, the Company announced the restructuring of its North American boxboard operations with its containerboard operations. This change did not include our QSR folding carton operations (Dopaco).

On July 2, 2008, the Group announced the closure of its Toronto boxboard mill for an indefinite period of time, effective late August. The Toronto mill has an annual coated recycled boxboard (CRB) production capacity of approximately 182,000 short tons. This decision was taken to mitigate the negative impacts of several factors such as high labour costs, growing fibre supply costs and rising energy costs. As a result of these changes, the Company recorded a restructuring provision of $12 million. The new management team continues its strategic review in order to optimize the profitability of these assets, and decisions may be made in 2009 that could lead to further restructuring measures, including capacity or labour reduction.

Excluding the temporary shutdown of the Toronto mill, we took approximately 75,000 tons of downtime in 2008 in the North American manufacturing units to lower inventories. This had a negative impact of approximately $7 million on our results. Also, the Group carried out a number of trials aimed at optimizing its manufacturing asset base, resulting in increased production costs.

In order to reduce costs, Dopaco decided, in 2008, to increase capacity at its Stockton facility while permanently closing its Bakersfield unit in March of the same year. This initiative resulted in a provision of $3 million for closure and restructuring costs.

As at December 31, 2008, as a result of an impairment test for its goodwill related to the manufacturing business unit, the Company recorded an impairment charge of $8 million.

In 2007, the Group recorded a $25 million gain on the disposal of its interest in GSD, a joint-venture company in its QSR converting business, for a cash consideration of $38 million ($US32 million).

Packaging—Containerboard

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments(1) (in thousands of short tons)				Average selling price (in Canadian dollars/unit)				Average selling price (in U.S. dollars/unit)
	2008	2007	2008	2007	2008		2007		2008		2007		2008		2007
Containerboard
Manufacturing	615	599	57	59	1,172		1,217		527		493		494		459
Converting	962	984	53	76	833	(2)	844	(2)	1,154	(2)	1,166	(2)	1,090	(2)	1,085	(2)
Others and eliminations	(374)	(390)	(7)	17	(616)		(649)
	1,203	1,193	103	152	1,389		1,412
Specific items			27	24
Excluding specific items			130	176

(1)          Total shipments do not take into account the elimination of business sector intercompany shipments.

(2)          Equal to 12,998 million square feet (msf), $CAN74/msf, $US70/msf in 2008, and to 13,378 msf, $CAN74/msf, $US68/msf in 2007.

The main variances in OIBD for the Containerboard Group, excluding specific items, are shown below:

The Containerboard Group’s sales increased by $10 million to $1.203 billion in 2008, compared with $1.193 billion in 2007. Manufacturing shipments dropped by 3.7% as a result of the mills’ market-related downtime. In December, 85 days of downtime were taken in the manufacturing sector in order to keep production in balance with demand. Those downtimes had a negative impact of approximately $7 million on our results.Both manufacturing and converting US$ selling prices increased in 2008 compared to 2007. Manufacturing average selling prices increased in 2008 by an average of $US35.

The North American corrugated product markets, particularly in the Northeastern U.S. region, continued to be challenging. On an average-week basis, U.S. and Canadian box shipments were down 4.3% and 2.6% respectively year-to-date through December. In 2008, our shipments decreased by 1.8% in the U.S. and decreased by 2.7% in Canada (including the strike at the Calgary plant) compared to 2007.

Since the beginning of the fourth quarter of 2008, we laid off approximately 600 people in our converting facilities for an indefinite period of time, in order to react to the weaker market conditions. Those layoffs represent a 17% reduction of the converting segment’s workforce.

OIBD excluding specific items decreased by $46 million to $130 million, compared with $176 million in 2007. Despite our hedging portfolio, the higher cost of recycled fibre had a negative impact of $6 million, while energy costs, freight and chemicals reduced OIBD by $13 million, $9 million and $2 million respectively. Other variable costs, such as labour and environmental costs, also had a negative impact on our OIBD. The depreciation of the Canadian dollar had a positive impact of $6 million. Also, a six-week strike at the Calgary facility negatively impacted on our results by approximately $5 million in 2008.

The Containerboard Group incurred closure costs of $5 million following the settlement of the pension plan and other costs, and an impairment charge of $4 million on the remaining value of the property, plant and equipment of the Red Rock facility, which was closed at the end of 2006. This Group also recorded an impairment charge of $1 million on equipment of the converting sector and a $1 million restructuring cost in 2008, compared to $18 million in 2007. This was in addition to an unrealized loss of $16 million on financial instruments in 2008. Following the purchase price allocation made in 2006, the 2007 first-quarter operating results were reduced by $6 million, since the inventories acquired at the end of 2006 were recognized at fair value and no profit was recorded on their subsequent sale.

Packaging—Specialty Products

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments(1) (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars/unit)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Specialty products
Manufacturing	315	318	10	6	344	360	920	887	863	826
Converting	267	232	30	26	129	104
Recovery and deinked	376	374	23	25	n/a	n/a
Others and eliminations	(98)	(90)	1	2	(15)	(14)
	860	834	64	59	458	450
Specific items			3	1
Excluding specific items			67	60

(1) Total shipments do not take into account the elimination of business sector intercompany shipments.

The main variance in OIBD for the Specialty products Group, excluding specific items are shown below:

Sales for the Specialty Products Group increased by 3% to $860 million, compared with $834 million in 2007.  Our industrial packaging activities increased their sales compared to 2007, mostly due to new papermill packaging business gains in the United States combined with an acquisition in our honeycomb activities in the third quarter of 2007. Our Consumer Packaging sector showed a sales increase, as our plastic activities benefited from a price increase combined with additional volume. Finally, higher prices combined with sustained demand for our de-inking pulp products explain the higher sales for this business.

OIBD excluding specific items increased by $7 million to $67 million, compared with $60 million in 2007. Despite the negative impact of energy $5 million and raw materials prices $9 million, our ability to increase prices combined with the re-alignment toward higher value and recycled-content grade, namely for our specialty papers activities, resulted in an increased profitability margin compared to 2007.

The turnaround at our Saint-Jérôme Fine Paper Division, achieved by cost reduction measures and improved efficiencies, resulted in a $6 million profitability increase compared to 2007. Our Industrial and Consumer Packaging and Recovery sectors continued to deliver stable results. Although beneficial for the Cascades Group, the recent drastically falling prices for wastepaper had a negative impact on our recovery and de-inked pulp sector in the last quarter of 2008. During that period, sales decreased by 20% or $21 million, compared to the third quarter of 2008. OIBD excluding specific items decreased by 39% in the same period.

The Group also recorded an impairment charge of $2 million on the property, plant and equipment of one wastepaper sorting facility that ceased operations in 2008 and on other assets. It also incurred a $1 million charge following the same restructuring initiatives.

Tissue Papers

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments(1) (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars/unit)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Tissue papers
Manufacturing and converting	787	713	89	66	471	451	1,649	1,547	1,544	1,440
Specific items			1	(1)
Excluding specific items			90	65

(1)          Total shipments do not take into account reflect the elimination of business sector intercompany shipments.

The main variances in OIBD for the Tissue Group, excluding specific items, are shown below:

Tissue Group sales increased by 10% to $787 million in 2008, compared to $713 million in 2007, while shipments increased by 4.4%. The improvement in sales is mainly due to average net realized prices in US$, which were 7.2% higher in 2008 versus 2007 as a result of price increases implemented in parent rolls and in the U.S. retail, commercial and industrial markets. However, this increase was partially offset by the 1% rise in the proportion of jumbo rolls against total shipments compared to 2007, for which selling prices are lower than for converted products.

The Tissue Group’s OIBD excluding specific items stood at $90 million in 2008, compared to $65 million in 2007. The improvement in OIBD is mainly due to the rise in the average realized U.S.-dollar selling prices, increased volume and the weakening of the Canadian dollar versus the American dollar. However, the Group’s results were partially offset by an increase in raw materials and energy production costs amounting to $15 and $7 million respectively. Operational inefficiencies at the new Memphis de-inking pulp plant caused extra costs of $3 million. Our fixed cost increase is mostly due to additional promotion activities for the Cascades brand and additional labour costs, including profit-sharing.

Specific item for the Group is a $1 million restructuring cost due to a labour rationalization in 2008. This is compared with a gain of $1 million, following the sale of a building in 2007.

Corporate Activities

Corporate activities include OIBD from the Company’s Engineering Division, which has been involved in a construction project in Western Canada for a third party since late 2006. This project is now complete and the final settlement of outstanding unpaid invoices for approximately $30 million is under discussion and should be settled in 2009. The profit from this project was lower in 2008, compared to 2007. It is impossible at this point to determine whether or not this type of activity will continue in the future.

The 2008 results for corporate activities include a charge of $4 million resulting from the collapse of a roof section at the Company’s fine papers converting centre located in Saint-Jérôme, in March 2008.

The corporate activities also incurred a foreign exchange loss of $11 million, which came from forward exchange contracts, interest payable in U.S. dollars and the net cash position of its centralized cash pooling accounts.

Other Items Analysis

Depreciation and Amortization

Depreciation and amortization increased to $214 million in 2008, compared to $208 million in 2007. The depreciation and amortization expense was affected by the net impact of the proportional consolidation of the transaction with Reno De Medici.

Operating Income

As a result of the above and the impact of the specific items, operating income decreased by $129 million to $15 million, compared to an operating income of $144 million in 2007. Operating margins for 2008 decreased from 3.6% in 2007 to 0.4% in 2008.

Excluding specific items, operating income for 2008 stood at $92 million compared to $142 million in 2007.

Interest Expense

The interest expense remained stable in 2008 at $102 million. Debt level increased as a result of working capital requirements and capital investments in 2007 and 2008. This was offset by the reduction of the market floating rate in 2008. The proportional consolidation of Reno De Medici also slightly increased the 2008 interest expense.

In 2009, the interest rate on the Company’s revolving and term facilities will increase by 2% following the February 13, 2009 amendment, as discussed in the “Liquidity and Capital Resources” section.

Foreign Exchange Loss (Gain) on Long-term Debt

In 2008, the Company recorded a foreign exchange loss of $ 24 million on its US$-denominated debts, as the fair value of its derivative instruments, described below, experienced an unfavorable fluctuation. This compares to a foreign exchange gain of $59 million in 2007. These gains or losses have no impact on the Company’s liquidity.

In 2007, the Company entered into derivative instruments to fix $US 900 million of its US$-denominated debt at an average exchange rate of $CAN 0.981 ($US 1.019). Initially, these instruments were not designated as a hedge against fluctuations in foreign exchange rates on the US$-denominated debts. Consequently, gains and losses on changes in their fair value were recorded in earnings and, for the most part, offset foreign exchange gains and losses on the US$-denominated debts.

On July 1, 2008, the Company designated a new hedging relationship for these instruments, which qualifies for cash-flow hedge accounting in accordance with Section 3865. Accordingly, 95% of the Company’s US$-denominated debts was hedged by these foreign exchange forward contracts.

In the fourth quarter of 2008, the Company terminated, prior to maturity, almost all of these contracts as discussed in “Financing Activities”. At the same time, the Company re-entered into new derivative instruments, to fix a maximum of $547.5 million of its US$-denominated debt at an average exchange rate of $CAN 1.154 ($US 0.867).

The Company designated a new hedging relationship for these instruments, which qualifies for cash-flow hedge accounting in accordance with Section 3865. The timing of these transactions and of the designation and the portions of these instruments that do not qualify as cash flow hedge accounting resulted in a loss of $5.4 million (included in the $24 million mentioned above) during the fourth quarter of 2008. The Company also recorded a $1.6 million gain (included in the $24 million mentioned above) following the purchase of $3 million of its US$-denominated debt at a price below its nominal value.

Provision for Income Taxes

The 2008 income tax recovery was $32 million, for an effective rate of 29%, including the impact of all specific items. Excluding these specific items, the effective tax rate is approximately 35%.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries where the income tax rate is higher than in Canada, notably Germany, Italy and the United States. The normal effective tax rate is expected to be in a range of 31% to 35%.

Share of Results of Significantly-influenced Companies and Dilution Gain

The share of earnings of significantly-influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that produces green and renewable energy, with operations in the northeastern United States, Canada and France.

The 2007 earnings share includes a dilution gain of $15 million, resulting from the reduction of its interest in Boralex Inc. from 43% to 34% as a result of a public equity offering of 7.3 million common shares, made by Boralex, at a price of $15.00.

Results of Discontinued Operations

The results of discontinued operations include those of the Greenfield and Scierie Lemay facilities. On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million). This transaction resulted in a gain of $24 million before related income taxes of $4 million.

Net earnings

As a result of the foregoing factors, the Company posted a net loss of $55 million, or $0.56 per share in 2008, compared to net earnings of $95 million or $0.95 per share in 2007. After excluding certain specific items, however, the Company realized net earnings of $3 million or $0.03 per share compared to net earnings of $22 million or $0.22 per share in 2007 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).

Liquidity and Capital Resources

Cash Flows from Operating Activities

Operating activities generated $124 million in liquidity in 2008, compared to $89 million in 2007. Changes in non-cash working capital components required $31 million in funds, compared to a cash requirement of $89 million in 2007. Working capital requirements were less in 2008, following productive measures to optimize the working capital level. In 2008, working capital was affected by the increase of our selling prices and our production costs. However, these were partially offset by the decrease in our inventory level in all of our converting business and in the boxboard manufacturing mills resulting, in part, by the temporary closure of the Toronto mill. Extensive downtime taken at the end of 2008 also affected our working capital following the decrease of our accounts payable.

Cash flow from operating activities includes the net proceeds of $15 million from the early settlement of certain natural gas derivative contracts. The related value increment is recorded under “Accumulated Other Comprehensive Income (Loss)” and is amortized against earnings over the original designated underlying period of natural gas purchases, from July 2008 to October 2011.

Cash flow from operating activities, excluding the change in non-cash working-capital components, stood at $155 million for 2008, compared to $178 million in 2007. Specific amounts, namely $26 million related to closure and restructuring charges, and $2 million for an inventory fair value adjustment resulting from the Reno de Medici merger, reduced cash flow from operating activities in 2008 versus $24 million in 2007. This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.

Investing Activities

Investment activities in 2008 required total cash resources of $178 million, mainly for capital expenditure projects.

The largest capital projects in 2008 were:

Boxboard ($60 million)

•                  $28 million to add converting equipment for the QSR business

•                  $1 million to install a pulper in the East Angus mill

•                  $2 million to install a new turbogenerator in the LaRochette, France mill

•                  $2 million in the Versailles mill, mainly for converting equipment and water treatment modifications

Containerboard ($39 million)

•                  $4 million for a new press in one converting facility in Ontario

•                  $16 million for various projects in the papermill manufacturing units

•                  $6 million for various projects in the converting units

Specialty Products ($41 million)

•                  $3 million for new equipment in the Birmingham papermill packaging plant

•                  $19 million for a new sorting facility in Calgary, for our recycling paper activities

•                  $6 million in the East Angus mill, to improve the kraft pulp process

Tissue ($38 million)

•                  $5 million to complete the new de-inking unit in Memphis, Tennessee

•                  $21 million for new converting equipment in Candiac, Lachute, Kingsey Falls, North Carolina, Waterford and Arizona, and for expansion of the Wisconsin converting facility

•                  $3 million for de-inked system and paper machines in Kingsey Falls, Pennsylvania and North Carolina

Corporate Activities ($10 million)

•                  Investments aimed at reducing energy consumption and new IT development in Finance

During the second quarter, the Company disposed of one building located in Montréal for a cash consideration of $5 million. No gain or loss was realized on this transaction.

The merger of our European recycled boxboard assets with RdM did not generate or require any cash, since the consideration was shares in RdM except for a cash consideration adjustment of $3.7 million. As at the transaction date, our share of the cash and cash equivalents owned by RdM, net of cash transferred from our transferred assets, amounted to $5.2 million. In addition, the Company acquired 9.6 million shares in RdM on the open market, which represents 2.6% of the outstanding shares, for a cash consideration of $4.2 million (€2.7 million).

Financing Activities

In 2008, the Company had a net reduction of $149 million on its revolving credit facilities following the settlement of forward exchange contracts. This was partially offset by the capital investments and the working capital requirements discussed above.

The Company also redeemed 595,500 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $4 million. One of the Company’s (73%-owned) subsidiary paid a $20 million dividend in 2008, resulting in a payment of $5 million to the non-controlling interest.

At the end of 2008, the Company purchased $US 3 million of the nominal value of its unsecured senior notes, for an amount of $US 1.7 million. The gain resulting from the difference between the nominal value and the amount paid has been recorded as earnings in reduction of the foreign exchange loss on long-term debt.

Including these transactions and the $16 million in dividends paid out during 2008, financing activities required $9 million in liquidity.

Settlement of Forward Exchange Contracts

In the fourth quarter of 2008, the Company terminated forward exchange derivative contracts prior to maturity for net cash proceeds of approximately $150 million. Since these contracts had been designated as cash flow hedges, effective July 1, 2008, for the Company’s US$-denominated debt, their fair value increment was recorded under “Accumulated Other Comprehensive Income (Loss)” and in other assets. The net cash proceeds of these transactions have been applied to reduce the Company’s revolving credit facility. At the time of the sale of its derivative contracts, the Company entered into new derivative instruments to fix the nominal value of its US$-denominated debt.

At the end of 2008, the Company has forward exchange contracts to fix a maximum of $547.5 million, or 59% of its US$-denominated debt, at an average exchange rate of $CAN 1.154 ($US 0.867). The marked to market value of $10 million at the end of 2008 is recorded in “Other Assets” on the balance sheet.

Liquidity from Discontinued Operations

In 2007, the Company reclassified its Scierie Lemay (sawmill) and Greenfield SAS (pulp mill) activities as discontinued operations. The Greenfield pulp mill was sold in early January 2008 for a cash consideration of $41 million (€28 million). These businesses generated $5 million from their operating activities and $2 million was paid out, in 2008, for a 2006 legal settlement relating to our fine papers activities. In addition, in September 2008, the Company sold its Scierie Lemay sawmill assets for a cash consideration of $6 million and a contingent consideration of $2 million.

Debt Refinancing

On May 7, 2008, the Company amended its credit facility, extending its $100 million 12-month unsecured revolving credit from June 2008 to June 2009 and maintaining the existing covenant, at that time, until June 30, 2009.

On February 13, 2009, the Company entered into an agreement to amend its existing bank credit agreement. Under the terms of the amendment, the existing financial covenants namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x will remain unchanged until maturity in October 2012. In consideration of this covenant extension, the variable interest rate applicable to borrowings outstanding was increased by 200 basis points. The amendment also cancels the unsecured revolving credit facility in the amount of $100 million that was originally scheduled to terminate in June 2009.

The amounts of the Company’s secured revolving credit and term facilities ($750 million and $100 million respectively) and their maturity dates (December 2011 and October 2012 respectively) stay unchanged.

Consolidated Financial Position as at December 31, 2008 and December 31, 2007

Following are the Company’s financial position and ratios:

(in millions of Canadian dollars)	2008	2007
Working capital(1)	694	616
% of sales(2)	16.6%	16.5%
Bank loan and advances	104	47
Current portion of long-term debt	36	4
Long-term debt	1,672	1,570
Total debt	1,812	1,621
Shareholders’ equity	1,256	1,199
Total equity and debt	3,068	2,820
Ratio of debt/total equity and debt	59.1%	57.5%
Shareholders’ equity per share	$12.74	$12.09

(1)   Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $22 million as at December 31, 2008 and $19 million as at December 31, 2007. It also excludes the current portion of derivative financial instruments liabilities in the amount of $31 million as at December 31, 2008 (assets–$11 million in 2007) and the current portion of future tax assets in the amount of $10 million as at December 31, 2008 (liabilities–$1 million in 2007).

(2)   % of sales = LTM Working Capital/LTM Sales.

Liquidity available via the Company’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and fulfill its capital expenditure program. Capital expenditures for 2009 are approved at $100 million, but are subject to change depending on the Company’s operating results and on general economic conditions. At the end of 2008, the Company had $290 million (net of letters of credit in the amount of $33 million) available through its $850 million revolving credit facility. The Company’s joint- ventures have approximately $17 million (net of letters of credit in the amount of $4 million) available through their various credit facilities. The Company has no significant debt maturities before the end of 2011. In 2009, there is no significant cash requirement in terms of pension liabilities, compared with 2008.

Comments on the Fourth Quarter of 2008

Net loss for the fourth quarter ended December 31, 2008 amounted to $19 million ($0.20 per share), compared to net earnings of $12 million ($0.12 per share) for the fourth quarter ended December 31, 2007. When excluding specific items, net earnings for the fourth quarter of 2008 amounted to $17 million ($0.17 per share), compared with net earnings of $1 million ($0.01 per share) for the same quarter in 2007.

As a result of better selling prices and the depreciation of the Canadian dollar, sales increased by 8.9% during the fourth quarter of 2008, amounting to $1.020 billion compared with $937 million last year. Operating loss amounted to $4 million for the period, compared to an operating income of $19 million for the same quarter last year.

Operating income excluding specific items amounted to $40 million and excludes the following items: a $13 million impairment charge on certain assets of the Containerboard, Boxboard and Specialty Products Groups, and $10 million in closure and restructuring costs. It also excludes a $21 million unrealized loss of financial instruments.

Operating income before depreciation and amortization amounted to $52 million, compared with $68 million in the fourth quarter of 2007. Excluding the specific items, the operating income before depreciation and amortization stood at $96 million, which represents the highest quarterly OIBD since 2002, compared with $82 million in 2007, a 17% increase. Despite lower sales volumes, operating results improved in the quarter compared to last year as a result of higher selling prices, lower raw materials, and the depreciation of the Canadian dollar.

The fourth quarter net earnings, excluding specific items, of $17 million included a $5 million recovery of income tax resulting mainly from provision adjustments for prior years.

The reconciliation of the specific items by business group is as follows:

For the 3–month periods ended December 31 (in millions of Canadian dollars)	2008

	Boxboard	Containerboard	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income before depreciation and amortization	(7)	19	20	41	(21)	52
Specific items:
Impairment loss	9	3	1	—	—	13
Closure and restructuring costs	8	1	1	—	—	10
Unrealized loss on financial instruments	1	8	—	—	12	21
	18	12	2	—	12	44
Operating income before depreciation and amortization—excluding specific items	11	31	22	41	(9)	96

For the 3–month periods ended December 31 (in millions of Canadian dollars)	2007

	Boxboard	Containerboard	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income before depreciation and amortization	9	30	15	15	(1)	68
Specific items:
Loss (gain) on disposals	—	10	—	—	(3)	7
Impairment loss	—	2	—	—	—	2
Closure and restructuring costs	—	2	1	—	—	3
Unrealized loss on financial instruments	—	—	—	—	2	2
	—	14	1	—	(1)	14
Operating income before depreciation and amortization—excluding specific items	9	44	16	15	(2)	82

The main variances in operating income before depreciation and amortization, excluding specific items, are shown below. Selling price increases, combined with the recent drop in raw materials prices, more than offset the negative impact of higher energy and other costs following significant downtime during the month of December in the Containerboard and Boxboard sector:

Management Comments on
the Current Economic Situation

General

The current economic situation and, especially, the economic situation in the United States, could impact negatively on the Company, since it operates mostly in the North American market. However, during the last quarter of the year, the Company’s operating results were improved by the decline in recycled fiber and energy costs and the depreciation of the Canadian dollar. Nonetheless, there is a risk these economic conditions could reverse themselves in a short period of time. The difficult first half of the year and recent significant improvement in our results has demonstrated how much the extreme volatility of the financial market can affect our results. In addition to these difficult market conditions, any decrease in demand could cause a decline in our selling price which would have a negative impact on our results.

Under these conditions, management will continue to take necessary downtime, implement cost reduction programs in all of its sectors and maintain rigorous analysis of investments projects. In the face of these difficult economic conditions, the Company remains committed to its strategy of focusing on its Packaging and Tissue sectors, optimizing the use of recycled fiber and increasing its converting integration rate.

Financing

As a measure of prudence, the Company took steps to amend its existing credit facilities in order to improve its financial flexibility by removing the planned changes of its financial covenants that would have taken place after June 30, 2009. With close to $300 million of available credit and no significant debt maturities before December 2011, the Company is well positioned to face these uncertain times.

North American Boxboard Group

The economic slowdown in the second half of 2007 and operational difficulties in our North American boxboard manufacturing units led to our decision in 2008 to further restructure this sector. In March 2008, the Company announced the reorganization of these operations with its containerboard operations, along with a change of management. On July 2, 2008, the Group announced the closure of its Toronto boxboard mill for an indefinite period of time, effective in late August. This decision was taken to mitigate several negative factors such as high labour costs, growing fibre supply costs and rising energy costs. The new management team continues its strategic review in order to optimize the profitability of these assets, and decisions might be made in 2009 that could lead to further restructuring measures, including capacity or labour reduction.

Pension Liabilities

The Company’s future employee benefits assets and liabilities amounted to $97 million and $124 million respectively as at December 31, 2008. These liabilities include an amount of $104 million for post-retirement benefits other than pension plans, which do not require any funding by the Company until they are claimed by the employees. This amount is not expected to increase, as the Company is reviewing its benefits program to phase out some of them for the majority of future and current employees who do not meet certain criteria.

With regards to pension plans, the Company’s risk is limited, as only approximately 30% of its employees are subject to a defined benefit contribution pension plan while the remaining employees are part of the Company’s defined contribution plans such as group RRSPs or 401K. Only three relatively small plans will have an actuarial evaluation performed in 2009. These evaluations are not expected to require significant funding by the Company. However, approximately 75% of the Company’s pension plans will be required to have such a valuation in 2010, and additional funding by the Company may be significant in future years, depending on the assumptions used at this time and the achieved return on its investments. The adverse economic situation requires the Company to use different assumptions to determine the fair value of its Plan assets and the amount of accrued benefit obligations.

Considering the assumptions used and the unrecognized liability, the deficit status for accounting purpose of its pension plans amounted to $17 million as at December 31, 2008, compared to $3 million in 2007. Excluding specific events, the expense for these pension plans is expected to increase to approximately $15 million in 2009, compared to $8 million in 2008. As for the cash flow requirement, these pension plans are expected to require a contribution of approximately $28 million in 2009, compared with $26 million in 2008.

Refer to “Risk Management” (page 51) for more details of what factors could have an impact on our operations. Refer also to the sensitivity analysis (page 15).

Near-term Outlook

From a business standpoint and given the sensitivity of our results to these factors. We expect to significantly benefit from relatively stable recycled fibre and energy costs as well as from the lower Canadian dollar during the course of the following year.

However, despite this favorable cost environment, we remain cautiously optimistic given further potential weakness in demand for certain of our products and price erosion. In fact, corrugated box and industrial packaging shipments have been negatively affected by the economic slowdown and we anticipate that volumes could remain under pressure due to the global recession. In term of selling prices, they have slightly retreated in some of our sectors in the past few months and more competitive business conditions could exacerbate the decline.

Fortunately, Cascades has a balanced business mix and a significant position in consumer markets such as tissue papers and food packaging which are generally more recession resistant.

On the financial front, notwithstanding our increased liquidity and the recently announced amendment of our credit agreement, we intend to limit capital investments to approximately $100 million while reducing working capital by $40 million. We also continue our efforts to divest non-strategic or non-performing assets. All in all, we anticipate to generate improved free cash flows and to reduce debt.

Capital Stock Information

As at December 31, 2008, issued and outstanding capital stock consisted of 98,548,851 common shares (99,144,351 as at December 31, 2007), and 2,903,506 stock options were issued and outstanding (2,459,056 as at December 31, 2007). In 2008, no options were exercised and 94,934 were forfeited. In 2008, the Company issued 539,384 stock options at an exercise price of $7.81.

As at March 16, 2009, issued and outstanding capital stock consisted of 97,997,651 common shares and 2,903,506 stock options.

Note that Cascades is classified by S&P/TSX and Morgan Stanley Capital International (“MSCI”) as part of the Paper Packaging sub-industry. More specifically, Cascades is classified as part of the Containers & Packaging industry in the Materials sector.

Contractual Obligations and Other Commitments

The Company’s principal contractual obligations and commercial commitments relate to outstanding debt, operating leases, capital leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2008:

Contractual Obligations

Payment due by period (in millions of dollars)	Total	Year 2009	Years 2010 and 2011	Years 2012 and 2013	Thereafter
Long-term debt, including capital and interests	2,126	141	642	1,339	4
Capital lease	1	1	—	—	—
Operating lease	175	42	62	34	37
Purchase obligations	347	130	110	41	66
Legal settlement	9	3	3	3	—
Pension plans and other post-employement benefits	461	55	80	85	241
Total contractual obligations	3,119	372	897	1,502	348

Transactions with Related Parties

The Company has also entered into various agreements with its joint-venture partners, significantly-influenced companies and entities that are affiliated to one or more of its directors, for the supply of raw materials, including recycled paper, virgin pulp and energy; the supply of unconverted and converted products; and other agreements entered into in the normal course of business. Aggregate sales by the Company to its joint-venture partners and other affiliates totaled $108 million and $132 million for 2007 and 2008 respectively. Aggregate sales to the Company from its joint-venture partners and other affiliates came to $47 million and $59 million for 2007 and 2008 respectively. Aggregate sales to the Company from entities controlled by one or more of its directors totaled $5 million for 2007. These amounts are on a 100% comparative basis.

Off-balance-sheet Arrangements

In the normal course of business, Cascades finances some of its activities off-balance sheet through leases. The Company enters into operating leases for buildings and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2008, are included in the contractual obligations table above.

Critical Accounting Estimates

Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements. A summary of our significant accounting policies is disclosed in note 2 of our consolidated financial statements. We believe the following items require us to make estimates.

Impairment of Long-lived Assets and Goodwill

(a) Property, plant and equipment and intangible assets (referred to as “long-lived assets”) are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that at the lowest level of determinable cash flows, the carrying value of the long-lived assets may not be recoverable. This is accomplished by determining if projected undiscounted future cash flows from operations exceed the carrying amount of the assets as of the assessment date. Estimates of future cash flows and fait values require judgment and may change.

For the purpose of this test, estimates of undiscounted future cash flows from operations are developed and several key assumptions are used including amongst others, production levels, selling prices and volume, raw materials costs and foreign exchange rate. The forecasts used were derived from our internal budget and forecast and supported or derived from external information on the industry such as Ressource Information System inc. (“RISI”) and Bloomberg.

The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect our best estimates with the information available at the assessment date. In addition, our products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

In 2008, the Company announced a reorganization of its North American Boxboard Group and the temporary closure of its Toronto boxboard mill. In addition, certain of our operating units have been and continue to face difficult market conditions.

As a result of the above, the Company conducted impairment tests mainly on long-lived assets of the North American Boxboard manufacturing mills and one pulp mill having a carrying amount of $163 million as at December 31, 2008. The tests have been performed under the assumption that these assets will continue to be utilized in a manner consistent with the historical operations of such assets.

Since the reorganization of the North American Boxboard Group, the new management team continues its strategic review in order to optimize the profitability of these assets and decisions might be taken in 2009 which could lead to further restructuring measures including capacity of labour reduction.

Considering the above, there is a measurement uncertainty since adverse changes in one or in a combination of our key assumptions or change in use of such operations could require a significant change in the carrying amount of the assets tested for impairment.

(b) Goodwill is not amortized and is subject to an annual goodwill impairment test. This test is carried out more frequently if events or changes in circumstances indicate that goodwill might be impaired. A goodwill impairment test determines whether the fair value of a reporting unit exceeds the net carrying amount of that reporting unit (“Step I”), including goodwill, as of the assessment date, in order to assess if goodwill is impaired. If the fair value is greater than the net carrying amount, no impairment charge is necessary. In the event that the net carrying value exceeds the fair value, a “Step II” goodwill impairment test must be performed in order to determine the amount of the impairment charge. The implied fair value of goodwill in this test is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination. That is, the excess of the fair value of the reporting unit over the fair value of its identifiable net assets of the reporting unit represents the implied value of goodwill. To accomplish this Step II test, the fair value of the reporting unit’s goodwill must be estimated and compared to its carrying value. The excess of the carrying value over the fair value is taken as an impairment charge in the period.

In determining the fair value of our reporting units, we primarily used the discounted cash flow method and several key assumptions were used for these tests including amongst others, production levels, selling prices and volume, raw materials costs, foreign exchange rate, weighted average cost of capital (“WACC”) and capital spending. The forecasts used were derived from our internal budget and forecast and supported or derived from external information on the industry such as Ressource Information System inc. (“RISI”) and Bloomberg.

The Company believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect our best estimates with the information available at the assessment date. In addition, our products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

These assumptions are often interrelated. Our reporting units operate mostly in disciplined markets and depending on the rapidity of the change in these factors, we can assume that our reporting units will maintain or recuperate their profitability margin over a certain period of time. Because of these facts, we do not believe it would be meaningful to provide a sensitivity analysis on any of the assumptions taken individually. The weighted average cost of capital, which is used to discount the projected cash flows, is important and if the general economic conditions would continue to worsen, we would have to consider increasing our WACC and it could have an adverse effect on the valuation of our reporting units.

For the reporting unit (Containerboard) having the most significant amount of goodwill amounting to $270 million as at December 31, 2008, estimated fair value in step 1 exceeded carrying value by a range of 9% to 15%. An increase of 0.25% in our WACC, while holding all other key assumptions constant, would modify the range above to 6% and 12%. A decrease of 4.5% in the profitability of the reporting unit, while holding the WACC assumption constant, would change the range above to 5% and 10%.

Considering the sensitivity of the key assumptions used, there is a measurement uncertainty since adverse changes in one or in a combination of our key assumptions could require a significant change in the carrying amount of goodwill.

Valuation of Identifiable Intangible Assets

Business acquisitions are accounted for under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets, based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. While an expert may be employed to assist the Company with these matters, these types of determinations involve considerable judgment and often require the use of estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations affect the amortization expense amount recognized in future periods.

Income Taxes

The Company is required to estimate the income taxes in each of jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Company’s assessment of its ability to utilize them against future taxable income before they expire. If the Company’s assessment of its ability to use the net operating losses proves inaccurate in the future, more or less of the net operating losses might be recognized as assets, which would increase or decrease the income tax expense, and consequently affect the Company’s results in the relevant year.

Pension and Post-retirement Benefit Costs

Pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by the Company to actuaries, including discount rates, expected returns on plan assets, rates of compensation increases and medical cost inflation. In selecting the rates and returns, the Company is required to consider current market conditions, including changes in interest rates. Material changes in pension and post-retirement benefit costs may occur in the future, as a result of fluctuations in headcount as well as changes in the assumptions. See note 16 of the concolidated Financial statements for the assumptions used and the sensivity analysis in regard to some of these assumptions.

Environmental Clean-up Costs

The Company expenses environmental disbursements related to existing conditions caused by past or current operations, from which no future benefit is discernible. The Company’s estimated environmental remediation costs are based upon an evaluation of currently available facts pertaining to each individual site, including the results of environmental studies and testing, and taking into consideration existing technology, applicable laws and regulations, and prior experience in contaminated site remediation. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company determines its liability on a site-by-site basis and records a liability when one is probable and can be reasonably estimated. The contingencies take into account the anticipated participation of other potentially responsible parties, when it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. Actual costs to be incurred in future periods at the identified sites may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Future information and developments may require the Company to reassess the expected impact of these environmental matters.

Collectibility of Accounts Receivable

In order to record its accounts receivable at their net realizable value, the Company must assess their “collectibility”. A considerable amount of judgment is required in making this assessment, including a review of the receivables’ aging and each customer’s current creditworthiness. The Company has recorded allowances for receivables that it feels are uncollectible. However, if the financial condition of the Company’s customers were to deteriorate, their ability to make required payments may become further impaired and increases in these allowances would be required.

Introduction of New Accounting Standards in 2008

Inventories

On January 1, 2008, the Company adopted the CICA-published Section 3031, “Inventories”, without restating the comparative figures. This new standard establishes measurement and disclosure requirements concerning inventories. The new requirements were effective January 1, 2008. The application of this new standard by the Company decreased inventories by approximately $2 million and increased property, plant and equipment by $7 million, and future income taxes and retained earnings by $2 million and $3 million respectively.

Going Concern

CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended to include requirements to assess and disclose an entity’s ability to continue as a going-concern. When financial statements are note prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is no considered a going-concern. The new requirements are effective for the Company for interim and annual financial statements beginning January 1, 2008. The adoption of this new standard had no impact on the consolidated financial statements.

New Accounting Standards not yet Adopted

Goodwill and Intangible Assets

In February 2008, CICA published Section 3064, “Goodwill and Intangible Assets”. This new standard establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The requirements will be effective for the interim period and annual financial statements relating to fiscal years starting on or after October 1, 2008. The Company is presently evaluating the impact of this new standard.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which becomes effective for the Company’s 2009 fiscal year with retrospective application without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. As at December 31, 2008 the Company evaluated that the adoption of these recommandations would have had no impact.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable for the Company for the fiscal year beginning on January 1, 2011. The Company will convert to these new standards according to the timetable set for these new rules. The Company has established its transition plan and has formally established a project team. The project team consists of members from Finance and is being overseen by the Company’s Chief Financial Officer. Reporting is done to senior management and to the Audit Committee of the Company’s Board of Directors, on a regular basis. The Company uses an external advisor to assist in the conversion project.

The Company completed the first phase of its transition program, which included scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statements.

The Company is currently in the second phase, which involves a completed design and work plan to measure the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations.

The Company will address the design, planning, solution development and implementation of the conversion in 2009.

Controls and Procedures

Evaluation of the Effectiveness of Disclosure Controls and Procedures, and Internal Control Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, including the President and Chief Executive Officer and the Vice-President and Chief Financial Officer so that appropriate decisions can be made regarding public disclosure.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the design and operation of disclosure controls were effective at December 31, 2008.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008 based on the framework established in Internal Control- Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, they have concluded that the Company’s internal control over financial reporting is effective as at December 31, 2008 and expect to certify the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes Oxley Act.

The reader is advised that note 22—Summary of differences between Canadian and United States generally accepted accounting principles (GAAP) forms part of the Consolidated Financial Statements attached as an exhibit to Form 40-F filed with the U.S. Securities and Exchange Commission.

Changes in Internal Control over Financial Reporting

During the third quarter of 2008 , the Company made a change in the consolidation software used to support financial reporting. As appropriate, the Company modified the design, documentation and evaluation of internal control processes and procedures relating to the new system, to supplement and complement existing internal controls over financial reporting.

Risk Management

As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Company’s financial position, operating results and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

(a)          The markets for some of the Company’s products tend to be cyclical in nature and prices for some of its products, as well as raw materials and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.

The markets for some of the Company’s products, particularly containerboard and boxboard, are highly cyclical. As a result, prices for these types of products and for its two principal raw materials, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Company’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, potentially causing downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Company may not be able to maintain current prices or implement additional price increases in the future. If Cascades is not able to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Company’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these materials present a potential risk to the Company’s profit margins, to the extent that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. To the extent that Cascades is not able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Company’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to fluctuate. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, if energy prices were to increase, the Company’s production costs, competitive position and operating results would be adversely affected. In addition, uncertainty in the Middle East or in other oil-producing regions could lead to an increase in the cost of energy. A substantial increase in energy costs would adversely affect the Company’s operating results and could have broader market implications that could further adversely affect the Company’s business or financial results.

To mitigate price risk, our strategies include the uses of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.

Additional information on our North American raw material, electricity and natural gas hedging programs as at December 31, 2008 is set out below:

North American Finished Products and Raw Materials Hedging

	Linerboard/old corrugated containers spread		Old corrugated containers		Sorted office paper
Quantity hedge	57,000 st		141,000 st		10,800 st
% of annual consumption hedged	5.6	%(1)	14%		3%
Average price	$ US510/ST		$ US134/ST		$ US145/ST
Fair value as of December 31, 2008	(1.5)		(10.8	)(2)	(0.2)

(1)	Base on old corrugated containers consumption.
(2)	Base on diverse index.

North American Electricity Hedging

	United States	Canada
Electricity consumption	30%	70%
Electricity consumption in a regulated market	58%	80%
% of consumption hedged in a deregulated market	34%	22%
Average price	US$0.083/KWh	$0.054/KWh
Fair value as of December 31, 2008	(3.4)	—

North American Natural Gas Hedging

	United States	Canada
Natural gas consumption	44%	56%
% of consumption hedged	45%	59%
Average price	US$8.63/mmBtu	$7.17/GJ
Fair value as of December 31, 2008	(8.3)	0.7

(b)          Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Company’s market share and profitability.

The markets for the Company’s products are highly competitive. In some of the markets in which Cascades competes, particularly in tissue and specialty products, it competes with a small number of other producers. In some businesses, such as the containerboard industries, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Company’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Company’s markets is primarily based upon price as well as customer service and the quality, breadth and performance characteristics of its products. The Company’s ability to compete successfully depends upon a variety of factors, including:

•                  its ability to maintain high plant efficiencies and operating rates, and lower manufacturing costs

•                  the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labour, and

•                  the cost of energy.

Some of the Company’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades does. For example, fully integrated manufacturers, which are those manufacturers whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw materials pricing, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Company incurs in the production process. Other competitors may be larger in size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Company’s customers towards consolidation. With fewer customers in the market for the Company’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to give good customer service.

(c)          Because of the Company’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.

Cascades has customers and operations located outside Canada. In 2008, sales outside Canada represented approximately 61% of the Company’s consolidated sales, excluding discontinued operations. Of this portion, 74% were sales to the United States. In 2008, 26% of sales from Canadian operations were made to the United States.

The Company’s international operations present it with a number of risks and challenges, including:

•                  the effective marketing of its products in other countries

•                  tariffs and other trade barriers, and

•                  different regulatory schemes and political environments applicable to the Company’s operations, in areas such as environmental and health and safety compliance.

In addition, the Company’s financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the euro. The appreciation of the Canadian dollar against the U.S. dollar over the last few years has adversely affected the Company’s reported operating results and financial condition. This had a direct impact on export prices and also contributed to reducing Canadian dollar prices in Canada, because several of the Company’s product lines are priced in U.S. dollars. However, a substantial portion of the Company’s debt is also denominated in currencies other than the Canadian dollar. The Company has $922 million of senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollar and in Euro.

The Company also purchases the majority of its recycled and virgin fibre needs in U.S. dollars, which mitigates the impact on the selling prices. Moreover, in some cases, the currency of the Company’s sales does not match the currency in which it incurs costs, which can negatively affect the Company’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Company’s ability to successfully market its products in export markets. As a result, the continuing appreciation of the Canadian dollar can affect the profitability of the Company’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results.

To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations, which are partially covered by purchases and debt, management has implemented a policy for managing foreign exchange risk against the relevant functional currency.

The Company uses various foreign-exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and US denominated debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Accumulated Other Comprehensive Income” and are reclassified under earnings in accordance with the hedge items.

Additional information on our North American foreign exchange hedging program is set out below:

North American Foreign Exchange Hedging

Sell contracts and options	2009	2010	2013
Total amount in $US	114	33	547.5
Estimated % of sales, net of expenses from Canadian operations	51%	15%	n/a
Estimated % of US denominated debt	n/a	n/a	59%
Average rate ($CAN)	1.1257	1.2525	1.154
Fair value as at December 31, 2008	(15.1)	0.1	10.1

(d)          The Company’s operations are subject to comprehensive environmental regulation and involve expenditures that may be material in relation to its operating cash flow.

The Company is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Company, regarding, among other things:

•                  air emissions

•                  water discharges

•                  use and handling of hazardous materials

•                  use, handling and disposal of waste, and

•                  remediation of environmental contamination.

The Company is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act, (“CERCLA”), as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Company’s European subsidiaries are also subject to the Kyoto protocol, in order to reduce worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Company must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.

The Company’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Company’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict. The Company may discover currently-unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future. These conditions and liabilities may:

•                  require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations, or

•                  result in governmental or private claims for damage to person, property or the environment.

Either of these could have a material adverse effect on the Company’s financial condition or operating results.

Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties, at properties that its owns or operates, and at properties where the Company or its predecessors have arranged for the disposal of regulated materials. As a result, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Company may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.

To date, the Company is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

(e)          Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.

Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. The cost of the Company’s insurance policies has increased over the past few years. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.

To mitigate the risk subject to insurance coverage, the Company reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage, at the lowest costs possible.

(f)            Labour disputes could have a material adverse effect on the Company’s cost structure and ability to run its mills and plants.

As of December 2008, the Company had approximately 12,500 employees, of whom approximately 11,800 were employees of its Canadian and United States operations. Approximately 46.5% of the Company’s employees are unionized under 49 separate collective bargaining agreements. In addition, in Europe, some of the Company’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Company’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Company’s 49 collective bargaining agreements, eight will expire within the year 2009 and eight more in 2010. The Company generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.

(g)         Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.

Cascades has established joint ventures and made minority interest investments to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Company’s principal joint ventures and minority investments include:

•                  three 50%-owned joint ventures with Sonoco Products Company, two of which are in Canada and one in the United States, that produce specialty paper packaging products such as headers, rolls and wrappers

•                  a 73%-owned interest in Metro Waste, a Canadian operator of wastepaper recovery and recycling operations

•                  a 34% interest in Boralex Inc., a public Canadian corporation and an independent producer of electric, thermal and wind power with operations in the Province of Québec, the northeastern United States and France, and

•                  a 33.17%-owned joint venture interest in RDM, a European manufacturer of recycled boxboard.

Currently Cascades does not have effective control of these entities. The Company’s inability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Company’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Company. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Company may not be able to influence the making or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, which entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Company’s business, operating results, financial condition and ability to make payments on the notes could be adversely affected.

In addition, the Company has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. Some of the agreements also provide that in the event that a shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the shotgun provision or sell their shares to a third party. The Company’s ability to purchase the other shareholders’ interests in these joint ventures if they were to exercise these shotgun provisions could be limited by the covenants in the Company’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Company having to sell its interests in these entities or otherwise alter its business plan.

(h) Acquisitions have been and are expected to continue to be a substantial part of the Company’s growth strategy, which could expose the Company to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.

Acquisitions have been a significant part of the Company’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Company’s ability to consummate and to integrate effectively any future acquisitions on terms that are favorable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Company to additional risks, including:

•                  difficulty in integrating and managing newly-acquired operations, and in improving their operating efficiency

•                  difficulty in maintaining uniform standards, controls, procedures and policies across all of the Company’s businesses

•                  entry into markets in which Cascades has little or no direct prior experience

•                  the Company’s ability to retain key employees of the acquired company

•                  disruptions to the Company’s ongoing business and

•                  diversion of management time and resources.

In addition, future acquisitions could result in Cascades incurring additional debt to finance said acquisition, or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Company may also incur costs and divert management attention for potential acquisitions which are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Company’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.

Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that it fails or is unable to uncover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. When feasible, the Company seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.

(i)            The Company undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, could have a material adverse effect on the Company.

Canadian generally accepted accounting principles require that Cascades regularly undertake impairment tests of long-lived assets and goodwill, to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Company’s reported earnings. Further, a reduction of the Company’s asset value could have a material adverse effect on the Company’s compliance with total debt to capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.

(j)            Certain Cascades insiders collectively own a substantial percentage of the Company’s common shares.

Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 30.4% of the common shares and there may be situations in which their interests and the interests of other holders of common shares will not be aligned. Because the Company’s remaining common shares are widely held, the Lemaires may be effectively able to:

•                  elect all of the Company’s directors and, as a result, control matters requiring board approval

•                  control matters submitted to a shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Company’s assets and

•                  otherwise control or influence the Company’s business direction and policies.

In addition, the Lemaires may have interests in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.

(k)        If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the Company’s business, its business, financial condition or operating results could be adversely affected.

The Lemaires are key to the Company’s management and direction. Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel, and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. Cascades does not carry key man insurance on the Lemaires or any other members of its senior management.

(l)            Risks relating to the Company’s indebtedness and liquidity

                        The significant amount of the Company’s debt could adversely affect its financial health and prevent it from fulfilling the Company’s obligations under its outstanding indebtedness. The Company has a significant amount of debt. As of December 31, 2008, it had $1.8 billion in outstanding debt, including capital-lease obligations and its proportionate share of the debt of its joint ventures. The Company also had approximately $307 million available under its revolving credit facility and those of its joint ventures. On the same basis, its consolidated ratio of total debt to capitalization as of December 31, 2008 was 59.1%. The Company’s actual interest expense for 2008 was $102 million. Cascades also have significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.

The Company has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

The following table reflects the Company’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit Rating (outlook)	Moody’s	Standard & Poor’s
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005/2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)

The Company has $850 million credit facilities, consisting of a $750 million secured revolving credit facility maturing in December 2011 and a $100 million secured term facility maturing in October 2012.

These facilities are arranged with a core group of highly rated international banks. The Company may decide to enter into certain derivative instruments, to reduce interest rates and foreign exchange exposure.

The Company’s leverage could have important consequences to holders of its common shares. For example, it could:

•                  make it more difficult for the Company to satisfy its obligations with respect to its indebtedness

•                  increase the Company’s vulnerability to competitive pressures and to general adverse economic or market conditions and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes

•                  limit its flexibility in planning for, or reacting to, changes in its business and industry, and

•                  limit its ability to obtain additional sources of financing.

Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above.

The Company’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs.

The Company’s credit facilities and the indenture governing its senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Company’s ability to:

•                  borrow money

•                  pay dividends on stock or redeem stock or subordinated debt

•                  make investments

•                  sell capital stock in subsidiaries

•                  guarantee other indebtedness

•                  enter into agreements that restrict dividends or other distributions from restricted subsidiaries

•                  enter into transactions with affiliates

•                  create or assume liens

•                  enter into sale and leaseback transactions

•                  engage in mergers or consolidations, and

•                  enter into a sale of all or substantially all of our assets.

These covenants could limit the Company’s ability to plan for or react to market conditions, or to meet its capital needs. The Company’s current credit facilities contain other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results, and maintain compliance with specified financial ratios. The Company’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

The restrictive covenants contained in the Company’s senior note indenture along with the Company’s credit facilities, do not apply to its joint ventures. However, for financial reporting purposes, Cascades consolidates these entities’ results and financial position based on its proportionate ownership interest.

The Company’s failure to comply with the covenants contained in its credit facilities and its senior note indenture, as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt.

If Cascades is not able to comply with the covenants and other requirements contained in the indentures, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Company’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Company may not be able to refinance or restructure payments on the applicable debt. Even if the Company were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Company’s ability to comply with its covenants and could require to take actions to reduce its debt or to act in a manner contrary to its current business objectives.

(m)      Cascades is a holding company and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.

Cascades is structured as a holding company and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding company, Cascades conducts substantially all of its business through these entities. Consequently, the Company’s cash flow and ability to service its debt obligations are dependent upon the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or upon loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Company’s joint ventures and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indentures respectively limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Company, these limitations do not apply to its joint ventures or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Company’s subsidiaries to generate cash flow from operations that is sufficient to allow the Company to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Company’s control. If the Company’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Company’s debt obligations, Cascades may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Refinancing may not be possible, and any assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Company may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Company’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Company’s operating subsidiaries and the amount that they are able to distribute to the Company as dividends or otherwise may not be adequate for the Company to service its debt obligations.

(n)         Risks related to the common shares

The market price of the common shares may fluctuate and purchasers may not be able to resell the common shares at or above the offering price.

The market price of the common shares may fluctuate due to a variety of factors relative to the Company’s business, including announcements of new developments, fluctuations in the Company’s operating results, sales of the Common Shares in the marketplace, failure to meet analysts’ expectations, general conditions in the Containerboard, Boxboard and Tissue sectors, or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

(o)          Cash-flow and fair-value interest rate risks

As the Company has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Company to a fair-value interest rate risk.

(p)          Credit risk

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Company reduces this risk by dealing with creditworthy financial institutions.

The Company is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Company’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Company also believes that no particular concentration of credit risks exists, due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

Supplemental Information on Non-GAAP Measures

None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definition of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components. Cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.

Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or a non-recurring nature.

Net earnings (loss), a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the years ended December 31
(in millions of Canadian dollars)	2008	2007
Net earnings (loss)	(55)	95
Net (earnings) loss from discontinued operations	(18)	19
Non-controlling interest	2	3
Share of results of significantly influenced companies and dilution gain	(8)	(27)
Provision for recovery of income taxes	(32)	11
Foreign exchange loss (gain) on long-term debt	24	(59)
Interest expense	102	102
Operating income	15	144
Specific items:
Inventory adjustment resulting from business acquisition	2	6
Loss (gain) on disposals	5	(17)
Impairment loss	16	3
Closure and restructuring costs	27	6
Unrealized loss on financial instruments	27	—
	77	(2)
Operating income—excluding specific items	92	142
Depreciation and amortization	214	208
Operating income before depreciation and amortization—excluding specific items	306	350

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)		Net earnings (loss) per share (1)
	For the years ended December 31		For the years ended December 31
(in millions of Canadian dollars, except amount per share)	2008	2007	2008	2007
As per GAAP	(55)	95	$(0.56)	$0.95
Specific items:
Inventory adjustment resulting from business acquisition	2	6	$0.01	$0.04
Loss (gain) on disposals	5	(17)	$0.05	$(0.09)
Impairment loss	16	3	$0.13	$0.02
Closure and restructuring cost	27	6	$0.19	$0.04
Unrealized loss on financial instruments	27	—	$0.19	—
Foreign exchange loss (gain) on long-term debt	24	(59)	$0.21	$(0.49)
Share of results of significantly influenced companies and dilution gain	—	(15)	—	$(0.15)
Loss (gain) included in discontinued operations	(23)	9	$(0.19)	$0.06
Ajustment of statutory tax rate	—	(16)	—	$(0.16)
Tax effect on specific items	(20)	10
	58	(73)	$0.59	$(0.73)
Excluding specific items	3	22	$0.03	$0.22

(1)	Specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations (adjusted)		Cash flow from operations (ajusted) per share
	For the years ended December 31		For the years ended December 31
(in millions of dollars, except amounts per share)	2008	2007	2008	2007
Cash flow provided by operating activities	124	89
Changes in non-cash working capital components	31	89
Cash flow (adjusted) from operations	155	178	$1.57	$1.79
Specific items:
Inventory adjustment resulting from business acquisition	2	6	$0.02	$0.06
Loss (gain) on disposals and other	—	12	—	$0.12
Closure and restructuring costs, net of current income tax	26	6	$0.26	$0.06
Excluding specific items	183	202	$1.85	$2.03

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the years ended December 31
(in millions of dollars)	2008	2007
Cash flow provided by operating activities	124	89
Changes in non-cash working capital components	31	89
Depreciation and amortization	(214)	(208)
Current income taxes	20	33
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	102	102
Gain (loss) on disposals and other	(5)	29
Impairment loss	(16)	(3)
Unrealized loss on financial instruments	(27)	—
Early retirement of natural gas contracts	(11)	—
Other non-cash adjustments	11	13
Operating income from continuing operations	15	144
Depreciation and amortization	214	208
Operating income before depreciation and amortization	229	352